Merrill Lynch, Pierce, Fenner & Smith Incorporated

Deutsche Bank Securities Inc.

BMO Capital Markets Corp.

As representatives of the several Underwriters

c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

VIA EDGAR

August 6, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryerson Holding Corporation (the “Company”)

Registration Statement on Form S-1 (File No. 333-164484)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. EST on August 7, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 24, 2014, through the date hereof:

Preliminary Prospectus dated July 24, 2014:

1,684 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

For itself and as a Representative of the several Underwriters

[Signature Page to Acceleration Request by Underwriters]

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ Benjamin Marsh
Name:	Benjamin Marsh
Title:	Director

For itself and as a Representative of the several Underwriters

[Signature Page to Acceleration Request by Underwriters]

BMO CAPITAL MARKETS CORP.

By:	/s/ Lori A. Begley
Name:	Lori A. Begley
Title:	Managing Director

For itself and as a Representative of the several Underwriters

[Signature Page to Acceleration Request by Underwriters]